Mail Stop 4561

April 18, 2006

John Bush
Sona Mobile Holdings Corp.
825 Third Avenue, 32nd Floor
New York, NY 10022

      Re: Sona Mobile Holdings Corp.
              Amendment No. 2 to the Registration Statement on Form SB-2
              Filed April 7, 2006
              File No. 333-130461

Dear Mr. Bush:

      We have reviewed your amended registration statement and response letter and have the following comments.

Form SB-2/A

General

1.   Please refer to prior comment 4 from our letter dated February 24, 2006. We note from your response and exhibit 10.2 that certain portions of this agreement were redacted because they may be deemed proprietary business information. Please amend the registration statement to include the entire agreement. Omission of portions of a required exhibit is not appropriate unless an application for an order granting confidential treatment has been made in conformity with Rule 406. Be advised that confidential treatment of related party agreements is typically not appropriate. Additionally, the material economic terms of a related party agreement must be disclosed in an appropriate section of the prospectus to conform to Item 404 of Regulation S-B. <u>See</u> CF Staff Legal Bulletin No. 1, available on our website at www.sec.gov, for additional guidance. In reviewing the legal bulletin, please note Section II.B.2.

Risk Factors, page 6

2.   Please update the paragraph captioned "As a result of our inclusion of certain securities in a registration statement . . . ", to clarify that you sought to rely upon the exemption from registration provided in Section 4(2), which is only available for

transactions by issuers that do not involve a public offering. Also, explain the company was engaging in a public offering at the time of the unregistered sale. Although we note the statement that you "may have to offer Shuffle Master rescission rights", please expand to describe briefly the claim that Shuffle Master might have and the circumstances in which it might elect to pursue that remedy. Please make corresponding revisions to your similar disclosure on page 28.

Exhibit 5.1

3. Please file an updated legal opinion with your next amendment. The shares referenced in the opinion should conform to the number of shares being registered in this offering.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (212) 838-9190
Joel Goldscmidt, Esq.
Morse, Zelnick, Rose & Lander L.L.P.